Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Better Family, Inc
11150 North Williams St, #8-109
Dunnellon, FL 34432
https://www.thebeebo.com/pages/better-family-inc

Up to $1,069,998.93 in Class A Common Stock at $1.43
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Better Family, Inc
Address: 11150 North Williams St, #8-109, Dunnellon, FL 34432
State of Incorporation: DE
Date Incorporated: June 15, 2010

Terms:

Equity

Offering Minimum: $9,999.99 | 6,993 shares of Class A Common Stock
Offering Maximum: $1,069,998.93 | 748,251 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $1.43
Minimum Investment Amount (per investor): $500.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Bonus

Invest within the first 72 hours and receive an additional 25% bonus shares*

Super Early Bird Bonus

Invest within the first 10 days and receive an additional 20% bonus shares*

Early Bird Bonus

Invest within the first 30 days and receive an additional 15% bonus shares*

*Investments made within the first 30 days for the “Friends and Family Bonus”, "Super Early Bird Bonus" and the “Early Bird Bonus” cannot combine perks with any other bonus share offer. If an investment is made within the first 30 days, the best, and only, the bonus offer will apply.

Amount Based Perks:

$750+ 15% lifetime discount on any Better Family products ordered from company websites.

$1,000+ 20% lifetime discount on any Better Family products ordered from company websites.

$1,250+ 10% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$1,500+ 15% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$1,750+ 20% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$2,000+ 25% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$2,500+30% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$5,000+ 35% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Swabbies Tech. Inc, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.43 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $143. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Corporate History

Swabbies Technologies, Inc. was first formed in Georgia in 2010 and reincorporated in Florida in 2014. As part of a stragetic restructure it was merged with a new entity, Swabbies Tech, Inc. ("Swabbies" or the "Company") in 2019. In 2020, the Company acquired its now wholly-owned subsidiary, Better Family Inc., a Florida corporation doing business as Beebo.

Main line of Business

The company has main line of business, Swabbies and Beebo. Both companies have patents and trademarks and together offer two new baby products aimed at making parenting easier.

"Beebo", a Shark Tank Company was funded by Lori Greiner and Ashton Kutcher, focuses on the production and sale of a "free hand" bottle holder designed to enhance feeding time for babies.

"Swabbies" focuses on the production and sale of an all-natural organic diaper rash cream available in a single use pre filled patented applicator for on the go parents and more sanitary applications in pediatric offices, hospitals, and elderly care facilities. Additionally, the company offers its proprietary cream in 6 oz. jars for home use.

Better Family products are sold to recognized big-box retailers Nationwide such as Walmart and BuyBuyBaby.

Since launching, Better Family has grown to feature Four (4) products of which (2) are patented. They are available in Hundreds of Locations and multiple web platforms at the present and our list of happy parents and customers continues to grow nationally and internationally.

Summary of new aquisitions

Swabbies Tech Inc dba Better Family purchased 50% of the membership interests of Jumbo Nomics, LLC from Martin Hill on July 16, 2021 for an agreed upon cash amount secured by a promissory note and with Swabbies Tech Inc stock at $1.43/share.

Swabbies Tech Inc dba Better Family purchased the product known as Ava The Elephant from Tiffany Krumins on July 14, 2021 for an agreed upon cash amount secured by a promissory note and with Swabbies Tech Inc stock at $1.43/share.

Competitors and Industry

Swabbies Competitors; There are numerous diaper rash creams available from recognized companies like the ones listed here: Desitin, Triple Paste, Aquaphor, Organics Burts Bees, and many more.

The Baby Bum Brush silicone spatula which requires you to carry along cream in either a jar or a tube, the spatula is similar in purpose to the Swabbies Applicator. Snap and Swipe another new product is also similar in purpose to the Swabbies Applicator. However, both are not truly comparable due to the fact that neither is disposable as a part of their function. Therefore these competitive products may Spread Rash Infection if not sterilized properly between uses. Our applicator is the only patented disposable applicator available.

Beebo Competition; Presently there are no direct competitors for this product. The Beebo is a new and unique product and the only Hand Free Universal bottle holder available today. The Beebo is also the only device to help transition babies from natural breastfeeding to bottle acceptance.

The baby care industry and target market for both of Better Family's products the Beebo and Swabbies are nearly identical. Customer demographics include New Parents, Grand Parents, Hospitals, Daycare facilities, pediatrician offices, etc.

The global baby products market size is expected to reach USD 16.78 billion by 2025, according to a new report by Grand View Research, Inc.

The market is anticipated to register a healthy CAGR of 6.7% over the forecast period.

Increasing populations in emerging economies of the Asia Pacific region including India and China is likely to drive demand for baby products over the forecast period.

In addition, Increased spending capacity in the developed economies of North America and Europe will also augment industry growth over the next few years.

Current Stage and Roadmap

Better Family is currently made up of two separate divisions, "Beebo" and "Swabbies.".

The "Beebo", is Martin Hill's free hand bottle holder protected by US patent #D782055S. Martin launched his company on ABC's Shark Tank signing a deal with Ashton and Lorie while introducing his "Beebo" invention to the market.

"Swabbies", Carman Cook-Campbell's invention of a single-use pre-filled applicator is protected by a US patent #D489373. Carman launched her product in September 2019 with the help of recognized national baby outlet BuyBuyBaby. The Swabbies Applicator is available in all BuyBuyBaby stores across the United States including their online platform and baby registry.

Both Swabbies and The Beebo are well-positioned to market there patented products nationally and globally. There is evidence of proven traction with sales to national retailers such as Buy Buy Baby, Wal-Mart, Amazon, Macy's.com, Groupon, as well as online e-commerce platforms.

Combined sales of Better Family's two divisions totaled in excess of $1 million U.S.Dollars since the respective launches of both.

Better Family plans to increase overall sales by increasing Digital and Email marketing, Tradeshows, Mass Merchandisers, and onsite marketing.

Through the "Beebo" acquisition the company retained the right to use the "As Seen On Shark Tank" tag line and Martin Hill still holds a warm relationship with both of the sponsoring sharks that he entered into an agreement with Lori Grenier and Mr. Ashton Kutcher.

Management also believes the Start Engine capital raise under reg VF in conjunction with sponsored Facebook ads that are designed to announce the offering will increase brand awareness of the companies products and would result in an unknown benefit to the company.

The Team

Officers and Directors

Name: Carman Cook-Campbell

Carman Cook-Campbell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: June 23, 2010 - Present
  Responsibilities: Carman will lead the development of the company's long-term strategy as laid out by the Board of Directors, as well as implement said plan. Carman will be responsible for all day to day operations and management decisions while implementing the companies long and short-term plans, as identified by the board. She will also act as a liaison between the Board of Directors and the advisors of the company to communicate vital information and corporate direction to them as well as shareholders, government agencies and the public. To put in place effective internal controls and management systems to grow the company while ensuring Swabbies Technologies Inc. maintains the highest standards of social responsibility where ever it does business. All Board Members will receive 100 shares of the company's common stock each year for their attendance at regularly scheduled meetings and would be reimbursed for any required and approved company travel expenses.

- **Position:** President

Dates of Service: June 23, 2010 - Present
Responsibilities: Carman will lead the development of the company's long-term strategy as laid out by the Board of Directors, as well as implement said plan. Carman will be responsible for all day to day operations and management decisions while implementing the companies long and short-term plans, as identified by the board. She will also act as a liaison between the Board of Directors and the advisors of the company to communicate vital information and corporate direction to them as well as shareholders, government agencies and the public. To put in place effective internal controls and management systems to grow the company while ensuring Swabbies Technologies Inc. maintains the highest standards of social responsibility where ever it does business. As the president Carman receives a salary of $26,000 a year.

Name: Sharon Franklin

Sharon Franklin's current primary role is with Franklin consulting, LLC. Sharon Franklin currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: October 11, 2017 - Present
  Responsibilities: Sharon Franklin is responsible tasks including board, corporate governance documentation, legal filings, banking , interaction with licensing attorneys and trade show attendance. All Board Members will receive 100 shares of the company's common stock for their attendance at regularly scheduled meetings each year and would be reimbursed for any required and approved company travel expenses.

Other business experience in the past three years:

- **Employer:** Florida State University
  Title: Director for Early Childhood Prevention
  Dates of Service: September 01, 1997 - December 31, 2019
  Responsibilities: Recruit and organize enrollment for families in need of state resources

Other business experience in the past three years:

- **Employer:** Franklin consulting, LLC
  Title: Offer consulting services to non-profit 501-C's
  Dates of Service: October 01, 2012 - Present
  Responsibilities: Organizes activities and life skill training's for adults with disabilities

Name: Tara Heath

Tara Heath's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Marketing
  Dates of Service: July 17, 2019 - Present
  Responsibilities: Tara is responsible for research, press releases and digital marketing. As Director of Marketing Tara receives a salry of $17,160 per year.

- **Position:** Treasurer
  Dates of Service: July 17, 2019 - Present
  Responsibilities: Tara manages or oversees the management of the financial affairs of the organization, often including such basic tasks as selecting a bank, reconciling bank statements, and managing cash flow. All Board Members will receive 100 shares of the company's common stock each year for their attendance at regularly scheduled meetings and would be reimbirsed for any required and approved company travel expenses.

Other business experience in the past three years:

- **Employer:** liberty llc.
  Title: managing partner
  Dates of Service: June 01, 2012 - Present
  Responsibilities: overall management of family trust

Name: Dr. Anthony Russell

Dr. Anthony Russell's current primary role is with Community Memorial Health System. Dr. Anthony Russell currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Medical Adviser & Director
  Dates of Service: July 17, 2019 - Present
  Responsibilities: Dr. Russell, a father of two, a double-boarded pediatrician and clinical informaticist, an entrepreneur, an investor, and a healthcare physician executive. Dr. Russell is a key member and advisor to the board as we work to strategically advance our products, engage the market, and contributes 10 hours per week to the company.

Other business experience in the past three years:

- **Employer:** Community Memorial Health System

Title: Chief Administrative Officer
Dates of Service: November 01, 2017 - Present
Responsibilities: Dr. Anthony Russell, MD MBA MPH is a physician executive, pediatrician, and clinical informaticist responsible for outpatient clinical operations.

Name: Martin Hill

Martin Hill's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April 24, 2020 - Present
  Responsibilities: As the former inventor and founder of the Beebo Martin assists the CEO with transitioning post-acquisition. This includes introductions of current business partners to the company. Martin also assists the company with capital raises. All Board Members will receive 100 shares of the company's common stock each year for their attendance at regularly scheduled meetings and would be reimbursed for any required and approved company travel expenses.

Other business experience in the past three years:

- **Employer:** Better Family, Inc.
  Title: President
  Dates of Service: August 12, 2012 - April 24, 2020
  Responsibilities: Oversees the day to day operations of the company.

Name: Sarah Hill

Sarah Hill's current primary role is with Nice LTd. Sarah Hill currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: April 24, 2020 - Present
  Responsibilities: Sarah Hill is the proud mother of two incredible kids, married to Martin Hill, devoted husband, and father. She's best known for juggling daily life between working hard at home, and for her work and travel for corporate America where she's spent the last 15 years in technology and data sales. Sarah is proud to make a difference in her client's business. Mrs. Hill is responsible for corporate liquidity, investments, risk management as well as budgets, and contributes 20 hours per week to the company.

Other business experience in the past three years:

- **Employer:** Better Family, Inc.
  Title: Secretary
  Dates of Service: August 10, 2012 - April 24, 2020
  Responsibilities: Sarah maintains the smooth running of an office through a variety of administrative and clerical duties. Sarah handles office schedules, coordinate meetings and visits, organize files, answer phones, and perform a huge array of other essential tasks.

Name: JoyLynn Waganer

JoyLynn Waganer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 30, 2020 - Present
  Responsibilities: As the former inventor and founder of Drop It Baby JoyLynn assists the CEO with transitioning post-acquisition. This includes introductions of current business partners to the company. JoyLynn also assists the company with capital raises. All Board Members will receive 100 shares of the company's common stock each year for their attendance at regularly scheduled meetings and would be reimbursed for any required and approved company travel expenses. Salary/Equity Compensation: 100 shares of stock each year

Other business experience in the past three years:

- **Employer:** Your Solutions
  Title: CEO
  Dates of Service: June 01, 2016 - Present
  Responsibilities: Responsible for the management of the day to day operations and all aspects of the company's growth and development.

Other business experience in the past three years:

- **Employer:** Drop It Baby, Inc.
  Title: CEO
  Dates of Service: July 01, 2017 - October 30, 2020
  Responsibilities: Responsible for the management of the day to day operations of the company.

Other business experience in the past three years:

- **Employer:** Baked!

Title: CEO
Dates of Service: May 17, 2019 - Present
Responsibilities: Responsible for the management of the day to day operations and wholesale accounts, direct consult to COO.

Name: Tiffany Krumins

Tiffany Krumins's current primary role is with Ava The Elephant. Tiffany Krumins currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 15, 2021 - Present
  Responsibilities: A respected inventor successfully funded on the first episode of Shark Tank, iHeartRadio host, motivational speaker, successful entrepreneur, and mother of three, Tiffany now leads the Mom Genius team by her daily intention that business success and personal fulfillment are not mutually exclusive. Tiffany is a key member of the Better Family board, where she contributes 20 hours per week to the Company to ensure success and growth.

Other business experience in the past three years:

- **Employer:** Ava The Elephant
  Title: Founder
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Day to day operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Swabbies Tech., Inc. DBA Better Family Inc. (also referred to as "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the

common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the baby care industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating goals and fulfill its plans as outlined, in which case it will still continue operating however would adjust expenditures and desired goals to allow the funds raised as the new budget for the company's for expansion goals. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future.Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on

the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns IP's including trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a

multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), Consumer Product Safety Improvement Act and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Swabbies Tech, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Swabbies Tech, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Determination of Offering Price
The offering price of the Common Stock has been arbitrarily determined by the Company and is not necessarily related to the Company's asset value, net worth or other established criteria of value. In determining the offering price, the Company was influenced by the amount of money it sought to raise, the number of shares it was willing to sell and managements' opinion of market potential

Absence of Dividends
Company has not paid any cash dividends and does not anticipate paying any dividends in the foreseeable future. Earnings, if any, will be retained to fund development and expansion. There is no assurance that the Company will pay cash dividends at any time

Possibility of Negotiated Transactions.
The Company reserves the right to enter into negotiated investment transactions with institutions and other investors during the term of this offering, but on different terms from those offered hereby. It is possible that the terms of any such negotiated transactions might be preferable to those offered hereby.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Carman Cook-Campbell	100,000	Class B Common Stock	83.0
Carman Cook-Campbell	1,100,000	Class A Common Stock	83.0

The Company's Securities

The Company has authorized Class B Common Stock, Class A Common Stock, and Convertible Note . As part of the Regulation Crowdfunding raise, the Company will be offering up to 748,251 of Class A Common Stock.

Class B Common Stock

The amount of security authorized is 100,000 with a total of 100,000 outstanding.

Voting Rights

100 votes per share-super voting stock

Material Rights

There are no material rights associated with Class B Common Stock.

Class A Common Stock

The amount of security authorized is 20,000,000 with a total of 3,372,182 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $30,000.00

Maturity Date: July 01, 2019
Interest Rate: 9.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Holders Discretion to convert

Material Rights

Holder can convert the loan into Class A Common stock at $0.30 per share. In addition, the holder may convert this note 24 months from signing date in exchange for an additional 9% of the face amount of the initial investment at the same conversion rate per share.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the Swabbies Tech., Inc., you will have limited rights in regards to the corporate actions of the company, including additional issuance's of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

In the acquisition of DropItBaby, Inc. (DIB) on October 20, 2020, Joylynn Waganer, the prior sole shareholder of DIB, has received 25,000 shares of Class A Common Stock of Swabbies Tech, Inc. This issuance will dilute all shareholders of Swabbies Tech, Inc. proportionately.

Stock was issued for acquisitions of Ava The Elephant and JumboNomics - 50,000 to Martin Hill and 100,000 to Tiffany Krumins

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $30,000.00
  Use of proceeds: Operating Expenses.
  Date: June 23, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $31,600.00
  Number of Securities Sold: 52,667
  Use of proceeds: Marketing and inventory
  Date: August 05, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,500
  Use of proceeds: Issued for certain individual for services provided.
  Date: December 20, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 16,667
  Use of proceeds: Operations and marketing
  Date: February 08, 2020

Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 833,333
  Use of proceeds: Shares issued as part of the Beebo Acquisition
  Date: April 24, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $10.00
  Number of Securities Sold: 100,000
  Use of proceeds: Shares issued to CEO due to Corporate restructure
  Date: December 18, 2019
  Offering exemption relied upon: Rule 701

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 333,333
  Use of proceeds: Operations and marketing.
  Date: April 23, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Swabbies Technologies, Inc.</u>

Revenue

The company's revenues went from $41,839 in 2019 to $115,997. Cost of Goods Sold (COGS) decreased from $27, 471 in 2019 to $62,530 in 2020.

Loss

The company incurred a net loss of $88,432 in 2019 and a net loss of $313,595 in 2020. The company will continue to improve its operations and start generating profits soon.

Deficit

The company had an accumulated deficit of $327,066 and cash in the amount of $11,184 as of December 31, 2019 and $640,661 in 2020 with a cash amount of $122,249. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flow statements.

Operating Activities

In 2019, cash used by operating activities was in the amount of $86,195, an increase from 2020 cash used in operating activities in the amount of $273,033. The increase in cash used in operating activities was due to the company increasing inventory and the reduction of loans $158,617.

Investing Activities

In 2019, cash used in investing activities was in the amount of $1,700 compared to $0. The decrease in cash used investing activities was because the company did not have any investing activities in 2020.

Financing Activities

Cash provided by financing activities was in the amount of $93,715 in 2019 compared to $384,098 in 2020. The increase in cash provided by financing activities in 2019 was mainly because the company raised capital via a Reg CF on Start Engine in 2020.

The Better Family, Inc.

Revenues increased 277% from $41,839 in 2019 to $115,997 in 2020 and cost of goods sold

went up 227% from $62,530 in 2020 from $27,471 in 2019 in parallel with the increase in sales.

The increase was mainly due to adequate inventory and an increase in sales.

Historical results and cash flows:

Swabbies Technologies, Inc. dba Better Family

Historical results and cash flows are not what investors should expect in the future because the company is scaling after the purchase of Beebo, changing the name to

Better Family and acquiring Drop It Baby. The company plans to gain additional market share selectively add more products, generate bigger sales, contain its costs, and subsequently generate profits.

The company is executing aggressive marketing in conjunction with the company's e-commerce distribution partners VIR Ventures using email marketing (capturing email addresses from our website by offering a discount to subscribers that visit the site, giveaways at tradeshow attendees, marketing lists from mom influencers and others, digital marketing via social media ads & promotions), offer coupons & promo codes, baby registries at Buy Buy Baby, trade shows, onsite promotions at select mass merchandisers, mass merchandiser sales team Red Brick Retail, and the Better Family commercial airing nationally on major news/network channels driving to our distribution networks.

The company had an accumulated deficit of $323,066 and cash in the amount of $11,184 as of 2019 and an accumulated deficit of $640,661 and cash in amount of $122,249 in2020. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flow statements.

Operating Activities

Cash used in operating activities was in the amount of $115,997 in 2020, while in 2019, the company has cash provided by operating activities in the amount of $41,839. The change was due to an increase in sales.

Financing Activities

In 2020, cash provided by financing activities was in the amount of $384,098 , in comparison, the company had cash used in operating activities in the amount of $88,432 in 2019. The contrasting result in cash flows from operating activities for both years was primarily due to the company raising capital and increase in revenues in 2020.

In Summary, management is pleased that the company has ramped up revenues in 2020 increasing profit margins year over year to 277% from 2019. Swabbies Tech., Inc. also acquired two companies in 2020 and most recently took over the management of another patented product Ava The Elephant in 2021. All operations are combined under one company Swabbies Tech.,Inc. dba Better Family that accommodates our growth trajectory.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Swabbies Technologies, Inc. dba Better Family

As of December 31, 2020 the company has $122,249.00 cash in the bank. The company has a loan of $10,000 with an outstanding of $5,700.00 from Kulabrands, Paypal loan in the amount of $10,000 with an outstanding balance of $3,710.00, a Paypal line of credit from founder's mother that has a credit limit of $4,500 and an outstanding balance of $4,376.13 , SBA Loan for Drop It Baby outstanding balance of $16,700, SBA Loan with an outstanding balance of $13,000, PPP Loan (Greater Nevada) with an outstanding balance of $10,000. Loan from Officer -Paula D'Onofrio a loan $29,250 with an outstanding balance of $29,250.00, Liberty, LLC line of credit $25,000 with an outstanding balance of $18,610.00. Promissory Note of $40,000 from Mark D'Onofrio with an outstanding balance of $38,500. Loan from Martin hill for $225,000 with an outstanding balance of $142,566.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Swabbies Tech., Inc. dba Better Family

The funds from this campaign would significantly improve the company's financial resources and all funds raised are and would be critical to the company's operations, however, we do have other capital resources available if the need arises.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the company will need investment capital from outside sources as the cash position of the company is limited, approx. 90 percent of available capital would be derived from campaign funds. Yes. 90% of the funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Swabbies Technologies, Inc.:
Two Years. The company will bridge operations through director loans until new investor capital can be secured. However, company growth would be extremely limited if new capital is not secured during that time.

If the company only raises the minimum it would seek additional capital for operations through other means and the expenses would be limited to 40% to our $225,000.00 note and the balance towards the expenses associated with the preparation of the campaign which would include accounting and advertising amongst other costs which exceed the minimum if raised.

The Better Family, Inc.:

3 months. Overhead and burn rate.

How long will you be able to operate the company if you raise your maximum funding goal?

Swabbies Technologies, Inc.:
If the company raises the offering maximum it should not need additional investment capital.

The Better Family, Inc.:

The company has not identified any additional capital sources other than StartEngine at this time. However, the company intends to seek additional sources of investment capital if the StartEngine Campaign is not fully funded.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes the company has identified additional capital resources other than Start Engine. However, the company intends to utilize the additional resources if the Start Engine campaign is not fully funded.

Indebtedness

- **Creditor:** Paypal
  Amount Owed: $5,018.80
  Interest Rate: 4.0%
  Maturity Date: May 15, 2022
  On May 31, 2019, the company entered a business loan agreement with Paypal in the amount of $10,000. The loan has a total interest payment of $1,817.4, bringing the total repayment amount of $11,817.4. The loan is payable in 52 weeks with a weekly payment amount of $101. As of December 31, 2020, the outstanding balance was $5,019.

- **Creditor:** Paula D'Onofrio
  Amount Owed: $29,250.00
  Interest Rate: 2.0%
  Maturity Date: July 20, 2021
  On January 03, 2019, the Company entered a loan agreement with Paula D'Onofrio, Inc in the amount of $16,500. The loan carries a 2% interest and matures in 24 months. In April 2020, the Company entered a loan agreement with Paula D'Onofrio, Inc in the amount of $12,500. The loan carries a 2% interest and matures in 24 months. As of December 31, 2020, and December 31, 2019, the outstanding balances were $29,250 including accrued interest in the amount of $250 and $16,750 including accrued interest in the amount of $250,

respectively. The Loan has been classified as current.

- **Creditor:** SBA
  Amount Owed: $13,000.00
  Interest Rate: 3.75%
  Maturity Date: May 24, 2050
  On May 24, 2020, the company received an Economic Injury Disaster Loan (EIDL) in the amount of $13,000 from the U.S Small Business Administration (SBA). The loan carries an interest rate of 3.75% and matures after 30 years from the date of the promissory Note. As of December 31,2020, the loan has an outstanding balance of $13,000 out of which $768 is classified as current potion while the rest of it is non-current portion.

- **Creditor:** Greater Nevada Credit Union
  Amount Owed: $10,000.00
  Interest Rate: 1.0%
  Maturity Date: April 29, 2022
  The Company received Payroll Protection Program ("PPP") loan during fiscal year 2020 in the amount of $10,000. The loan is subject to forgiveness if certain conditions are met. The Company is planning to apply for the forgiveness during fiscal year 2021. The loan bears an interest of 1%, which becomes payable if the Company does not receive forgiveness. The interest expense has been deemed immaterial and has not been accrued. The unforgiven portion of principal matures in May 2022. company entered a Paycheck Protection Program (PPP) promissory note agreement with Greater Nevada Credit Union in the amount of $10,000. The loan carries an interest rate of 1% and matures after 24 months from the date of disbursement of the loan. Loan payments will be deferred for the first six (6) months. Subject to any Loan forgiveness granted by the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), Borrower will subsequently pay eighteen (18) fully amortized monthly consecutive principal and interest payments with the first Loan payment due on the date that is seven months after the date of this Note. Pursuant to the CARES Act, the loan may be forgiven by the SBA. The amount of loan forgiveness is determined by and is subject to the sole approval of the SBA. The amount of loan forgiveness may be reduced if loan proceeds are spent inappropriately. To receive loan forgiveness, the borrower must apply for loan forgiveness and provide documentation as requested by the SBA. There will be no loan forgiveness without Borrower's submission of the proper application and documentation to Lender to include all SBA requirements. Not more than 25% of the amount forgiven can be attributable to non-payroll costs. If Borrower has received an EIDL advance, the amount of the EIDL advance shall be subtracted from the loan forgiveness amount.

- **Creditor:** Paypal
  Amount Owed: $4,459.00
  Interest Rate: 0.0%

The company also uses a Paypal line of credit from the founder's mother that has a credit limit of $4,500 and an outstanding balance of $4,459 December 31, 2020.

- **Creditor:** SBA Loan (Drop It Baby)
  Amount Owed: $16,700.00
  Interest Rate: 3.75%
  Maturity Date: June 29, 2050
  On June 29, 2020, the company received an Economic Injury Disaster Loan (EIDL) in the amount of $16,700 from the U.S Small Business Administration (SBA). The loan carries an interest rate of 3.75% and matures June 29,2050 from the date of the promissory Note. As of December 31,2020, the loan has an outstanding balance of $16,700 out of which $924 is classified as current potion while the rest of it is non-current portion.

- **Creditor:** Liberty, LLC
  Amount Owed: $18,615.00
  Interest Rate: 4.0%
  During 2020 the company received a Liberty Loan in the amount of $25,000, together with interest payable on the unpaid principal at the rate of 4&% per annum. Minimum monthly payment is $1,000. As of December 31, 2020, the loan has an outstanding balance of $18,610 out of which $12,000 is classified as current portion while the rest of it in non-current portion

- **Creditor:** Martin Hill
  Amount Owed: $142,565.00
  Interest Rate: 3.0%
  Maturity Date: April 24, 2022
  On April 24, 2020 the company received a loan from Martin Hill in the total amount of $225,000 with interest rate of 3% per annum and matures at 24 months. The payment terms are 40% of disbursements from the Start Engine campaign and 10% of sales every 3 months for 24 months until the amount is fully paid. As of December 31, 2020, the outstanding balance was $142,565. The loan has been classified a current.

- **Creditor:** Mark D’Onofrio
  Amount Owed: $38,500.00
  Interest Rate: 3.0%
  On February 1, 2020 the company received a loan from Mark D’Onofrio in the total amount of $40,000, together with interest payable on the unpaid principal at the rate of 1% per annum. Minimum monthly payment is $2,500. As of December 31, 2020, the outstanding balance was $38,500 out of which $30,000 is classified a current portion and the rest of it is noncurrent portion.

Related Party Transactions

- **Name of Entity:** Paula D'Onofrio
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On June 23, 2018, the company entered a convertible promissory note agreement in the amount of $30,000 with one of its shareholders, Paula Donofrio.
  Material Terms: The loan carries an interest rate of 9% and matures on July 1, 2019. In lieu of principal due upon this note onto the due date (12 months), the holder may convert at its sole discretion all such Principal into common shares at the conversion rate of 0.30 cents per share. Holder may at its sole discretion exercise its right to convert this note 24 months from signing date in exchange for an additional 9% of the face amount of the initial investment at the same conversion rate per share. The note has not yet converted to equity and the outstanding balance of the loan is in the amount of $31,350 including accrued interest in the amount of $1,350 as of today, June 4, 2020.

- **Name of Entity:** Paula D'Onofrio
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On January 03, 2019, the company entered a loan agreement with Paula D'Onofrio, Inc in the amount of $16,500.
  Material Terms: The loan carries a 2% interest and matures in 24 months. As of today June 4, the outstanding balance is about $16,995 including accrued interest in the amount of $495.

- **Name of Entity:** Paula D'Onofrio
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: During 2020, the company entered a second loan agreement with Paula D'Onofrio, Inc in the amount of $13,500.
  Material Terms: The loan carries a 2% interest and matures in 24 months.

- **Name of Entity:** PayPAL
  Names of 20% owners:
  Relationship to Company: Line of credit under the founder's mother's name.
  Nature / amount of interest in the transaction: The company also uses a Paypal line of credit from the founder's mother that has a credit limit of $4,500 and an outstanding balance of $4,747.1 as of today June 4, 2020.
  Material Terms:

Valuation

Pre-Money Valuation: $4,965,220.26

Valuation Details:

The Company believes that $4,965,220.26 is a fair pre offering valuation based on a number of factors. Company set its valuation internally, without a formal-third party independent appraisal.

Asset Consideration

We, DBA as Better family, have two businesses; Beebo and Swabbies. Both companies have patents and trademarks and offer two new baby products aimed at making parenting easier.

The companies would have combined pre-acquisition assets of $60,000 with inventory of approx. $50,000 and two separate patents on the products.

Product Consideration

Our wholly-owned subsidiary focuses on the production and sale of the "free hand" bottle holder, the Beebo, designed to enhance feeding time for babies. This new and unique product is the only Hand Free Universal bottle holder available today. The Beebo is also the only device that helps transition babies from natural breastfeeding to bottle acceptance.

We focus on the production and sale of an all-natural organic diaper rash cream available in a single-use prefilled applicator for on the go parents. The company also offers its proprietary cream in 6 oz. jars for home use. Swabbies applicator is the only patented disposable applicator available today.

Prior Financial Transactions Consideration

Swabbies Tech., Inc. has completed previous rounds of funding at .30 per share ($153,602.30) and .60 per share ($143,100.00). In September of 2019 Swabbies Tech. completed an Indiegogo Campaign raising $31,053.00 and Launching Swabbies Applicator and cream.

On April 24, 2020, Swabbies Tech. acquired Better Family Inc. (DBA as Beebo) whereby the shares of the company that were issued to the owner Martin Hill for all assets in Beebo including the Patent, all of which were valued at .60 cents per share for a total exchange price or $500,000 USD in stock.

Current and Future Vendor Relations Consideration

Better Family products are sold to Nationwide such as Walmart and BuyBuyBaby.

Buy Buy Baby Vendor Numbers include, SWABBIES TECHNOLOGIES, INC. (5200)., SWABBIES TECHNOLOGIES, INC. (70111), SWABBIES TECHNOLOGIES, INC. (906648).

The company has initiated its search of Qualified applicants for International distributors for the Beebo. This area of business will have decreased margins however should increase sales while aiding the company's global recognition and branding.

Growing Market Consideration

The global baby products market size is expected to reach USD 16.78 billion by 2025, according to a new report by Grand View Research, Inc. The market is anticipated to register a healthy CAGR of 6.7% over the forecast period.

We believe that Increasing populations in emerging economies of the Asia Pacific region including India and China are likely to drive demand for baby products over the forecast period.

In addition, Increased spending capacity in the developed economies of North America and Europe will augment industry growth over the next few years.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  56.5%
  The company's marketing and branding will utilize Emails, Social Media Ads, Co-op and sponsorship's with March of Dimes and other non profits to further Brand Recognition of all of the Products offered. The company will cross market to its data bases to achieve he best possible results

- *Promissory Note*
  40.0%
  Swabbies Tech. Inc. DBA Better Family Inc., closed the acquisition of it's patented universal free hand bottle holder The "Beebo". Per the Stock Purchase Agreement the sellers received $750,000 dollars in a combination of stock,cash, and a 2 year Promissory Note in the amount of $225,000. Please see "acquisition agreement".

If we raise the over allotment amount of $1,069,998.93, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  9.0%
  The company's marketing and branding will utilize Emails, Amazon SEO, Social Media Ads, Co-op and sponsorship's with March of Dimes and other non-profits to further Brand Recognition of all the Products offered. The company will cross market the different divisions using our growing data base of customers to cost effectively drive new business to our national retailers as well as the company's numerous web platform's.

- *Research & Development*
  2.0%
  The company anticipates updates to its Swabbies applicator in the future. An upgrade of Swabbies mold from 4 to 8 cavity's would reduce cost and increase production times. New Patent applications and filings would lengthen the life of the patent while making minor improvements in its design.

- *Company Employment*
  13.0%
  Present office personal has been working longer hours post acquisition. It is anticipated that post funding there will be need for additional office personnel, sales team, and IT personnel. The company plans to expand its national and international footprint. All expenditures the Board will monitor to achieve the best results.

- *Operations*
  8.5%
  Office expenses including rent and utilities will increase as the company grows. Maintenance of certain software platforms, shipping, legal and professional fees, are also likely to increase as the company grows. The company may need additional office space as it achieves its growth objectives. New Office equipment to modernize operations would also be needed to maintain efficient standards. All equipment expenditures would be approved by the board prior to purchase.

- *Working Capital*
  7.0%
  Working capital will assist the company's service of accounts payable, interest charges, credit lines, service fees, etc. The additional working capital will be utilized for company expenses that are difficult to categorize. Normal accounts payable, interest service, service fees, and petty cash, would be among the list.

- *Inventory*
  17.0%
  Additional inventory will be required to fill the increased demand for our products. Both divisions need to assure their big box retailers that all our products are available, in stock and that the suggested inventories do not fall below safe levels. Some inventory will also be used for sampling to further brand awareness of the company's innovative products.

- *Promissory Note*
  40.0%
  Swabbies Tech. Inc. DBA Better Family Inc. closed the acquisition of its patented universal free hand bottle holder The "Beebo". Per the Stock Purchase Agreement, the sellers received $750,000 dollars in a combination of stock, cash, and a 2-year Promissory Note in the amount of $225,000. Please see "acquisition agreement".

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.thebeebo.com/pages/better-family-inc (www.swabbiescream.com/investors/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/better-family

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Better Family, Inc

[See attached]

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Swabbies Technology, Inc.
Dunnellon, Florida

We have reviewed the accompanying financial statements of Swabbies Technology, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 9, 2021
Los Angeles, California

Swabbies Technology, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2020**	**2019**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 122,249	$ 11,184
Accounts receivable—net	3,015	38
Inventories	157,148	31,979
CrowdFunding receivable	88,281	-
Prepaids and other current assets	7,295	3,103
Total current assets	**377,988**	**46,305**
Property and equipment, net	32,339	14,699
Goodwill	660,028	-
Intangible assets, net	35,896	41,370
Total assets	**$ 1,106,252**	**$ 102,374**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 16,785	$ 8,078
Current portion of loans	224,986	40,251
Credit Card	-	1,095
Note payable-current	-	32,700
Other current liabilities	1,219	-
Total current liabilities	**242,990**	**82,124**
Non-current portion of loans	$ 53,123	$ -
Total liabilities	**296,113**	**82,124**
STOCKHOLDERS' EQUITY		
Common Stock Class A	$ 100,309	$ 100,108
Common Stock Class B	10	10
Equity issuance costs	(121,999)	-
Aditional paid in capital	1,472,480	247,198
Retained earnings/(Accumulated Deficit)	(640,661)	(327,066)
Total stockholders' equity	**810,139**	**20,250**
Total liabilities and stockholders' equity	**$ 1,106,252**	**$ 102,374**

See accompanying notes to financial statements.

Swabbies Technology, Inc.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
Net revenue	$	115,997	$	41,839
Cost of goods sold		62,530		27,471
Gross profit		53,467		14,368
Operating expenses				
General and administrative		235,906		66,427
Sales and marketing		71,102		33,136
Total operating expenses		307,009		99,563
Operating income/(loss)		(253,542)		(85,194)
Interest expense		60,054		3,237
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(313,595)		(88,432)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(313,595)**	**$**	**(88,432)**

See accompanying notes to financial statements.

SWABBIES TECHNOLOGY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock Class A		Common Stock Class B				
(in thousands, $US)	Shares	Amount	Shares	Amount	Equity Issuance costs	Aditional Paid in Capital	Accumulated Deficit	Total Shareholders' Equity
Balance—December 31, 2018	**2,133,682**	**$ 100,102**	**-**	**$ -**	**$ -**	**$ 189,465**	**$ (238,634)**	**$ 50,933**
Net income/(loss)	-	-	-	-	-	-	(88,432)	(88,432)
Issuance of shares	55,167	6	100,000	10	-	57,732	-	57,749
Balance—December 31, 2019	**2,188,849**	**$ 100,108**	**100,000**	**$ 10**	**$ -**	**$ 247,198**	**$ (327,066)**	**$ 20,250**
Net income/(loss)	-	-	-	-	-	-	(313,595)	(313,595)
Capital raised via crowdfunding	446,206	45			(121,999)	553,925	-	431,971
Shares issued for Drop it acquisition	25,000	3				35,748		35,750
Shares issued for Beebo acquisition	833,333					500,000		500,000
Conversion of convertible notes	127,000	13				91,499		91,512
Issuance of shares	477,000	141	-	-	-	44,109	-	44,250
Balance—December 31, 2020	**4,097,388**	**$ 100,309**	**100,000**	**$ 10**	**$ (121,999)**	**$ 1,472,479**	**$ (640,661)**	**$ 810,139**

See accompanying notes to financial statements.

SWABBIES TECHNOLOGY, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (313,595)	$ (88,432)
Adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities:		
Depreciation of property	7,267	5,233
Amortization of intangibles	5,474	5,474
Beneficial conversion feature charge	58,811	
Changes in operating assets and liabilities:		
Accounts receivable	(2,975)	75
Inventory	(32,654)	-
Other current assets	(4,192)	(2,503)
Accounts payable	8,707	(10,676)
Credit Cards	(1,095)	4,634
Other current liabilities	1,219	-
Net cash provided/(used) by operating activities	**(273,033)**	**(86,195)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(1,700)
Net cash provided/(used) in investing activities	**-**	**(1,700)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Notes	-	1,350
Loan borrowings	159,340	40,363
Loan repayments	(163,183)	(5,746)
Issuance of Common Shares	44,250	57,749
Capital raised on Crowdfunding	343,690	-
Net cash provided/(used) by financing activities	**384,098**	**93,715**
Change in cash	111,064	5,821
Cash—beginning of year	11,184	5,363
Cash—end of year	**$ 122,249**	**$ 11,184**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 60,054	$ 3,237
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ 32,701	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Swabbies Technology, Inc. was previously formed as Swabbies Technologies Incorporated on June 15, 2010 in the state of Georgia then subsequently incorporated as Swabbies Technologies, Inc on August 20, 2014 in the state of Florida, and reincorporated as Swabbies Tech, Incorporated on October 29, 2018, in the state of Florida. The financial statements of Swabbies Technology, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Dunnellon, Florida.

Swabbies Tech., Inc. dba Better Family manufactures, sells and distributes patented baby products that make the lives of parents and babies easier. Swabbies, a no mess, organic diaper cream, the Beebo, a free-handed baby feeder, Drop It Baby, a suction cup ring chain that ends "the drop it game", and Ava the Elephant, a singing medicine dispenser. These products enhance and improve the parents time spent with their children.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined on the First in, First out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture & Fixtures	7-10 years
Mold	5-7 years
Packaging Hardware	5-7 years
Photo/Video	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing, goodwill. Trademark costs are indefinite lived.

Income Taxes

Swabbies Technology, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its cream products.

Cost of sales

Costs of goods sold include the cost of goods sold, sales commissions, shipping supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $71,102 and $33,136, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 9, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. ACQUISITIONS

During the year, the Company executed two additional acquisitions – Drop it Baby and Beebo. The following is the outline of the purchase price allocation:

	Drop it Baby	Beebo	Total
Cash	27,229	12,416	39,645
Other receivable	-	2,000	2,000
Inventories	7,604	36,096	43,700
Fixed Assets	-	24,908	24,908
Goodwill	17,617	649,834	667,450
Credit Cards	-	(253)	(253)
Loans	(16,700)	-	(16,700)
			-
Consideration Shares	**$ 35,750**	**$ 225,000**	**$ 260,750**
Consideration Loan	**$ -**	**$ 500,000**	**$ 500,000**
Total Consideration	**$ 35,750**	**$ 725,000**	**$ 760,750**
Consideration Type	**Shares**	**Loan to Seller & Shares**	

For Drop it Baby acquisition, the Company issued 25,000 of shares. For Beebo acquisition, the Company issued 833,333 shares and a note payable in the amount of $225,000. Refer to Debt section under Martin Hill loan for more information on the note payable.

4. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished Goods	$ 55,320	$ -
Raw Materials	$ 101,828	$ 31,979
Total Inventories	**$ 157,148**	**$ 31,979**

5. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid Expenses and Other Current Assets consist of:		
Loans to Others	$ 2,200	$ 600
Funds advanced to Carman	-	955
Payment Processor Receivables	3,547	-
Other Current Assets	1,548	1,548
Total Prepaids Expenses and Other Current Assets	**$ 7,295**	**$ 3,103**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Other Current Liabilities consist of:		
Payroll Liability	1,219	-
Total Other Current Liabilities	**$ 1,219**	**$ -**

6. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Furniture & Fixtures	$ 11,320	$ 11,320
Mold	42,404	17,496
Packaging Hardware	172	172
Photo/Video	1,700	1,700
Property and Equipment, at Cost	**55,595**	**30,688**
Accumulated depreciation	(23,256)	(15,989)
Property and Equipment, Net	**$ 32,339**	**$ 14,699**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $7,267 and $5,233 respectively.

7. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,		2020		2019
Applicator Patent	$	4,322	$	4,322
Company Logo		1,275		1,275
Issued Patent		50,000		50,000
Proprietary Cream Formula		12,724		12,724
Trade Mark		420		420
Intangible assets	**$**	**68,741**	**$**	**68,741**
Accumulated amortization		(32,845)		(27,371)
Intangible assets, Net	**$**	**35,896**	**$**	**41,370**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $5,474 and $5,474 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Amortization expense
2021		5,474
2022		5,474
2023		5,474
2024		5,474
Thereafter		13,999
Total	**$**	**35,896**

8. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,100,000 shares of Common Stock, at $0.0001 par value per share, of which 20,000,000 shares shall be designated "Class A Common Stock" and 100,0000 shares shall be designated Class B Common Stock. As of December 31, 2020, and December 31, 2019, 4,197,388 and 2,188,849 shares of class A, respectively, 100,000 and 0 shares of class B, respectively have been issued and are outstanding.

CrowdFunding Raise

During the year, the Company engaged in crowdfunding raise. As part of the raise, the Company issued 446,206 shares in return for raising $553,970. In connection with the raise, the Company incurred $121,999 of equity issuance cost thus bringing the net amount raised to $431,970. As of year end, the Company received $343,689 of the funds from the crowdfunding platform. The remaining balance of $88,281 was received after year end and has been recorded in CrowdFunding receivable line item in the balance sheet.

Shares Issued for Drop it Acquisition

During the year as part of the acquisition of Drop it Baby, Inc. the Company issued 25,000 shares of its stock to the seller. Refer to Acquisition footnote for more information.

Beebo Acquisition

During the year as part of the acquisition of Beebo. the Company issued 833,333 shares of its stock to the seller. Refer to Acquisition footnote for more information.

Conversion of Notes Payable

During fiscal year 2020, the Company converted the entire Paula Donofrio convertible note of $30,000 and accrued interest of $2,700 into 127,00 common shares. Refer to Debt footnote for more information.

9. DEBT

Loans

During 2020 and 2019 fiscal years, the Company entered into various loans. The following is the break-out of the outstanding balances for each instrument as of December 31, 2020 and December 31, 2019:

As of Year Ended	2020			2019		
	Current Portion	Non-Current Portion	Total	Current Portion	Non-Current Portion	Total
Kula Brand 2% Interest	$ -	$ -	$ -	$ 9,700	$ -	$ 9,700
Loan from Officer	29,250	-	29,250	16,750	-	16,750
Loans using Pay Pal	-	-	-	330	-	330
Paypal Loan	5,019	-	5,019	8,837	-	8,837
Paypal Bill me Later Loan	4,459		4,459	4,634		4,634
SBA Loan - Drop It	924	15,776	16,700	-	-	-
Liberty Loan	12,000	6,615	18,615	-	-	-
Loan from Martin Hill	142,566	-	142,566	-	-	-
Note from Mark	30,000	8,500	38,500	-	-	-
Notes Payable - SBA	768	12,232	13,000	-	-	-
PPP Loan		10,000	10,000			
Total Loans	**$ 224,986**	**$ 53,123**	**$ 278,109**	**$ 40,251**	**$ -**	**$ 40,251**

Kula brands Loan

On October 16, 2019, the Company entered a loan agreement with Kula brands, Inc in the amount of $10,000. The loan carries a 2% interest and matures in 6 months.

As of December 31, 2020, and December 31, 2019, the outstanding balances were zero and $9,700, respectively. The Loan has been classified as current in December 31, 2019. It was fully paid off during 2020.

Loan from officer

On January 03, 2019, the Company entered a loan agreement with Paula D'Onofrio, Inc in the amount of $16,500. The loan carries a 2% interest and matures in 24 months. On April 2020, the Company entered a loan agreement with Paula D'Onofrio, Inc in the amount of $12,500. The loan carries a 2% interest and matures in 24 months.

As of December 31, 2020, and December 31, 2019, the outstanding balances were $29,250 including accrued interest in the amount of $250 and $16,750 including accrued interest in the amount of $250, respectively. The Loan has been classified as current.

PayPal Bill me Later Loan

During fiscal year 2019, the Company entered into a Paypal Bill me Later line of credit with a credit limit of $4,500. The credit line carries a variable rate. The rate for fiscal year 2020 was 23.99%. The outstanding balance is $4,459 and $4,634 as of December 31, 2020 and December 31, 2019. The entire balance is classified as current.

PayPal Loan

On May 31, 2019, the company entered a business loan agreement with Paypal in the amount of $10,000. The loan has a total interest payment of $1,817, bringing the total repayment amount of $11,817. The loan is payable in 52 weeks with a weekly payment amount of $227.26.

As of December 31, 2020 and December 31, 2019, the outstanding balances were $5,019 and $8,837, respectively. The Loan has been classified as current.

SBA Loan

On June 29, 2020, the Company received a loan in the amount of $16,700 from the SBA's New York Business Development Corporation. The loan carries an interest rate of 3.75% per annum and matures on June 29, 2050. As of December 31, 2020, the loan has an outstanding balance of $16,700 out of which $924 is classified as current portion while the rest of it is non-current portion. The following is the schedule of future maturities:

Period		Loan
2021		924
2022		924
2023		924
2024		924
Thereafter		13,004
Total	**$**	**16,700**

Liberty Loan

During 2020, the Company received a Liberty loan in the amount of $25,000, together with interest payable on the unpaid principal at the rate 4% per annum. Minimum monthly payment is $1,000. As of December 31, 2020, the loan has an outstanding balance of $18,610 out of which $12,000 is classified as current portion while the rest of it is non-current portion. The following is the schedule of future maturities:

Period		Loan Maturitities
2021		12,000
2022		6,615
Total	**$**	**18,615**

Loan from Martin Hill

On April 24, 2020 the Company received loan from Martin Hill in the total amount of $225,000 with interest rate of 3% per annum and matures at 24 months. The payment terms are 40% of disbursements from the SE campaign and 10% of sales every three months for 24 months until the amount is paid in full. As of December 31, 2020 the outstanding balance was 142,565. The Loan has been classified as current.

Note from Mark Donofrio

On February 1, 2020, the Company received a loan from Mark Donforio in the amount of $40,000, together with interest payable on the unpaid principal at the rate 1% per annum. Minimum monthly payment is $2,500. As of December 31, 2020, the loan has an outstanding balance of $38,500 out of which $30,000 is classified as current portion while the rest of it is non-current portion. The following is the schedule of future maturities:

Period		Loan Maturitities
2021		30,000
2022		8,500
Total	**$**	**38,500**

SBA loan

On May 24, 2020, the company received an Economic Injury Disaster Loan (EIDL) in the amount of $13,000 from the U.S Small Business Administration (SBA). The loan carries an interest rate of 3.75% and matures after 30 years from the date of the promissory Note. Installment payments, including principal and interest, of $64 monthly, will begin 12 months from the date of the promissory Note. As of December 31, 2020, the loan has an outstanding balance of $13,000 out of which $768 is classified as current portion while the rest of it is non-current portion. The following is the schedule of future maturities:

Period		Loan Maturitities
2021		924
2022		924
2023		924
2024		924
Thereafter		13,004
Total	**$**	**16,700**

PayPal Loan

On April 29, 2020, the company entered a business loan agreement with Paypal in the amount of $10,000. The loan carries an interest rate of 1% and matures after 24 months from the date of disbursement of the loan.

As of December 31, 2020 the outstanding balances was $10,000. The Loan has been classified as current liabilities.

PPP Loan

The Company received Payroll Protection Program ("PPP") loan during fiscal year 2020 in the amount of $10,000. The loan is subject to forgiveness if certain conditions are met. The Company is planning to apply for the forgiveness during fiscal year 2021. The loan bears an interest of 1%, which becomes payable if the Company does not receive forgiveness. The interest expense has been deemed immaterial and has not been accrued. The unforgiven portion of principal matures in May 2022.

Convertible Promissory Note

On June 23, 2018, the company entered a convertible promissory note agreement in the amount of $30,000 with one of its shareholders, Paula Donofrio. The loan carries an interest rate of 9% and matures on July 1, 2019. In lieu of principal due upon this note onto the due date (12 months), the holder may convert at its sole discretion all such Principal into common shares at the conversion rate of 0.30 cents per share. Holder may at its sole discretion exercise its right to convert this note 24 months from signing date in exchange for an additional 9% of the face amount of the initial investment at the same conversion rate per share. As of December 31, 2020, the Company had recorded $2,700 of accrued interest bringing the total note to $32,700, which was classified as current.

During fiscal year 2020, the Company converted the entire note and accrued interest into 127,000 common shares.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (84,671)	$ (23,862)
Valuation Allowance	84,671	23,862
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (146,965)	$ (62,294)
Valuation Allowance	146,965	62,294
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $544,315, and the Company had state net operating loss ("NOL") carryforwards of approximately $544,315. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

Loan from officer

On January 03, 2019, the Company entered a loan agreement with Paula D'Onofrio, Inc in the amount of $16,500. The loan carries a 2% interest and matures in 24 months. On April 2020, the Company entered a loan agreement with Paula D'Onofrio, Inc in the amount of $12,500. The loan carries a 2% interest and matures in 24 months.

As of December 31, 2020, and December 31, 2019, the outstanding balances were $29,250 including accrued interest in the amount of $250 and $16,750 including accrued interest in the amount of $250, respectively. The Loan has been classified as current liabilities.

Note from Mark Donofrio

On February 1, 2020, the Company received a loan from Mark Donforio in the amount of $40,000, together with interest payable on the unpaid principal at the rate 1% per annum. Minimum monthly payment is $2,500. As of December 31, 2020, the loan has an outstanding balance of $38,500 out of which $30,000 is classified as current portion while the rest of it is non-current portion. Mark Donofrio is related to Paula Donofrio, who is a shareholder of the Company.

Convertible Promissory Note

On June 23, 2018, the company entered a convertible promissory note agreement in the amount of $30,000 with one of its shareholders, Paula Donofrio. The loan carries an interest rate of 9% and matures on July 1, 2019. In lieu of principal due upon this note onto the due date (12 months), the holder may convert at its sole discretion all such Principal into common shares at the conversion rate of 0.30 cents per share. Holder may at its sole discretion exercise its right to convert this note 24 months from signing date in exchange for an additional 9% of the face amount of the initial investment at the same conversion rate per share. As of December 31, 2020, the Company had recorded $2,700 of accrued interest bringing the total note to $32,700, which was classified as current.

During fiscal year 2020, the Company converted the entire note and accrued interest into 127,000 common shares.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

As of Year Ended December 31, 2020		
2021	$	7,000
2022		-
2023		-
2024		
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**7,000**

Rent expense was in the amount of $6,139 and $2,406 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 9, 2021 the date the financial statements were available to be issued.

Subsequent to the end of the year, the Company continued raising funds via crowdfunding. As part of the raise, the Company issued additional 78,936 shares in return for raising additional $99,293. In connection with the raise, the Company incurred additional $13,656 of equity issuance cost.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $313,595, an operating cash flow loss of $273,033 and liquid assets in cash of $122,249, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Better Family

Making Parenting Easier


Better Family inc
Making Parenting Easier
Smarter Parenting Products
as seen on ABC's
SHARK TANK

Website | Dunnellon, FL | BIOTECHNOLOGY | CONSUMER PRODUCTS

$777,292 raised

2,089 Investors	$4.97M Valuation
$1.43 Price per Share	$500.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	7 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Swabbies Tech., Inc. dba Better Family manufactures, sells and distributes patented baby products that make the lives of parents and babies easier. Swabbies, a no mess, organic diaper cream, the Beebo, a free-handed baby feeder, Drop It Baby, a suction cup ring chain that ends "the drop it game", and Ava the Elephant, a singing medicine dispenser. These products enhance and improve the parents time spent with their children.

Reasons to Invest

- Shark Tank Accomplishments: "The Beebo," was acquired in 2020 from inventing founder Martin Hill. Subsequently in 2021 Better Family acquired the licensing rights to Tiffany Krumins "Ava The Elephant" from Shark Tank's inaugural episode.
- Baby Care Market Is Booming: Our growing line of industry defining high quality baby products is disrupting the 70 Billion Dollar Baby care market that is expected to grow to 88 Billion by 2027. And with more people working from home than ever modern parents are on the lookout for products to make their lives easier.
- Global Distribution Initiated: Our expert team of inventor founders have combined their resources and networks to launch internationally on Amazon Global, to get our innovative products into the hands of every parent, grandparent, and caregiver all over the world.

"Make every moment with your baby the best it can be"

SMARTER PARENTING SOLUTIONS

Better Family's quest is to make parenting easier for all with our patented line of products.

Better Family inc — Making Parenting Easier

the beebo · Ava the elephant · Swabbies Supreme Diaper Cream · Drop It Baby

Rewards

Get rewarded for investing more into Better Family:

$500+ Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$750+ Investment

15% Product Discount

Receive 15% lifetime discount on any Better Family products ordered from company websites.

$1,000+ Investment

20% Product Discount

Receive 20% lifetime discount on any Better Family products ordered from company websites.

$1,250+ Investment

10% Bonus Shares and 20% Product Discount

Receive 10% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$1,500+ Investment

15% Bonus Shares and 20% Product Discount

Receive 15% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

The Beebo is a free-hand bottle holder that gives parents an extra hand, all the while enhancing feeding time. This newfound flexibility makes way for parents to integrate storytime into these intimate moments, enjoy family meals, or simply a helping hand to massage and caress their baby.



Swabbies is an all-natural diaper cream — we know how important it is to know exactly what goes into your baby's products, so we took the mystery out of diaper cream. Swabbies is totally organic and works instantly to provide soothing relief for your little one.


SWAB & DONE
Safe. Gentle. Clean

Drop It Baby-A suction cup ring chain that attaches to toys, bottles, and more that finally ends the "Drop It Game" keeping it all off dirty floors.


End the
"Drop it Game"

Ava The Elephant- is a singing medicine dispenser that has helped millions of children take their unwanted medicine.


1,2,3...
Open Wide!

$1,750+
Investment

20% Bonus Shares and 20% Product Discount

Receive 20% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$2,000+
Investment

25% Bonus Shares and 20% Product Discount

Receive 25% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$2,500+
Investment

30% Bonus Shares and 20% Product Discount

Receive 30% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$5,000+
Investment

35% Bonus Shares and 20% Product Discount

Receive 35% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

THE MARKET

Millions of babies are born each year

The market for baby care products in 2021 is currently $70.52B and is expected to continue to grow by 6.2% CAGR to 88 Billion by 2027.

This market's sustained growth has been characterized in recent years by a shift away from big global brands and parents are seeking out higher quality products with fewer chemicals.

Better Family's products are especially appealing to today's modern parents that are working from home.


$70.52B
Baby Care Products Market

Source

OUR TRACTION

Four patented products, from Shark Tank to Walmart

Better Family's proprietary products have been met with massive enthusiasm in the marketplace. We are currently available in these large retailers Walmart , Buy Buy Baby, Burlington, Bed Bath & Beyond, and Amazon. Two of our patented products the Beebo and Ava The Elephant have both appeared on shark Tank and received deals.


AS SEEN ON
SHARK
TANK

The Beebo, Swabbies, Drop It Baby, and Ava The Elephant is trademarked and patented. Swabbies and Drop It Baby both completed successful crowdfunding campaigns; Swabbies on Indiegogo and Drop It Baby on Kickstarter.


PATENTED

WHAT WE DO

Parenting is hard enough — Better Family is here to give you a helping hand

Our flagship products are designed with parents, grandparents, and children in mind — offering better solutions while giving babies the best care possible.

Beebo gives parents a free hand during feeding time thanks to a unique rotating bottle holder. The design holds the bottle at the perfect angle for your baby while resting on either shoulder. This way holding a book for story-time is no longer such a struggle.



Swabbies take the mess out of diaper changing. Our patented applicators are pre-filled with Swabbies Supreme Diaper Cream, perfect for single-handed, mess-free application. Parents these days don't have a minute to spare, so finding a product that cuts down on time while ensuring the safety and health of their babies is a no-brainer.


Swabbies
Supreme Diaper Cream
1.
2.
3.
Pinch
Squeeze
Swab
Mess and Chemical Free!

Drop It Baby attachable teethers are squishy, colorful, and BPA-free, each is interactive and safe for your child. The suction cup base with attached ring chain allows for their favorite items to be readily accessible off dirty floors while keeping your hands free. With our handy attachments which safely stretch over and secure objects of various sizes like a bottle, sippy cups, electronics, and toys.



Ava the Elephant is a Singing Medicine Dispenser that is designed to make medicine time easier. The adorable design of Ava, plays and sings encouraging music. The ability to dispense medicine one-handed makes it quick and easy. The product comes with Ava the Elephant as well as a 2 tsp (10ml) BPA-free medicine dispenser, and sound unit (including batteries).

AS SEEN ON
SHARK TANK



THE BUSINESS MODEL

Up to 320% Markup in Retail

We employ a multi-pronged system to distribute our products through retailers, email & digital marketing, baby registries, trade shows, and onsite promotions.

The Beebo has a 243% markup on retail sales and 105% markup on wholesale sales with an average wholesale order of $179.00.

Swabbies has a 148% markup on retail sales and 75% markup on wholesale sales with an average wholesale order value of $176.00.

Drop It Baby has 320% markup for retail sales and 110% markup on wholesale sales with an average wholesale order of $270.00.

Ava The Elephant has a 243% markup on retail sales and 105% markup on wholesale sales with an average wholesale order $358.

Product Markup

the beebo
A better way to bottle feed

243%	105%
Retail sales	Wholesale

Swabbies
Supreme Diaper Cream

148%	75%
Retail sales	Wholesale

Drop It Baby

320%	75%
Retail sales	Wholesale

Ava the elephant
singing medicine dispenser

243%	105%
Retail sales	Wholesale

HOW WE ARE DIFFERENT

Our unique designs are patent-protected

While there's no shortage of options for today's busy parents to choose from, we believe our focus on Making Parenting Easier with high-quality innovative baby care products that add value to the lives of parents, grandparents, and children set us apart.

Beebo is specially designed to allow for free-hand bottle-feeding, allowing parents to use that extra hand for any number of things to enhance their feed experience.

Designed for free-hand bottle-feeding



Unlike our competitors, who sell creams in messy tubes, jars, and sprays, Swabbies comes pre-filled in a mess-free disposable applicator — perfect for on-the-go diaper changes.


one handed
MESS FREE
application
MADE WITH ORGANIC INGREDIENTS
with zinc oxide
PRE-FILLED APPLICATORS & SOFT SPONGES
FAST SOOTHING RELIEF!
Perfect for on the go diaper changes!
Swabbies
Supreme Diaper Cream

Drop It Baby is a suction cup base with an attached ring chain allowing for their favorite items to be readily accessible and off dirty floors while keeping your hands free.



Ava The Elephant is a singing medicine dispenser with a BPA Free 10ML syringe.


BPA-Free!

THE VISION

We want to be recognized as the go-to partner for parents looking for Better Products for their kids

Using our considerable exposure from appearances on Shark Tank and similar shows like Dr.OZ, as well as partnerships with key players like Walmart, Amazon, Amazon Global, and Buy Buy Baby, we intend to grow our brand to be recognized in the baby care market as a premier premium brand.

Better Family has a growing line of proven patented products that are transforming the baby care industry. We are on the path to building the next giant baby care business.


We're on the move towards
becoming the forefront of
the baby care market!
buybuy BABY
Walmart
Save money. Live better.
SHARK TANK
amazonglobal



OUR TEAM

Our Inventing founders have joined forces to create Better Family and we have combined our expertise, resources, and networks



Martin Hill, JoyLynn Anderson Waganer, Tiffany Krumins & Carman Cook- Campbell

A Solid founding team advised by industry insiders:

President and CEO Carman Cook-Campbell has almost three decades of experience as an entrepreneur, as well as in sales and marketing.

Joining Carman on the Board is CFO Paula D'Onofrio, Secretary Sharon Franklin, Marketing Director Tara Heath, Directors Martin, and Sarah Hill, JoyLynn Waganer, and Medical Advisor Dr. Anthony Russell.

Our advising team is a stellar group of industry insiders and established names with excellent track records. This includes Mindee Hardin, founder, and inventor of Boogie Wipes, which was sold to Proctor & Gamble.

Tiffany Krumins the inventor and founder of Ava The Elephant has recently joined the Better Family team as a full-time consultant




Carman Cook- Campbell
CEO
Martin Hill
Director & Board Member
Sarah Hill
Director & Board Member
Joylyn Waganer
Director
Paula D'Onofrio
CFO
Tara Heath
Director of Marketing
Sharon Franklin
Secretary
Dr. Anthony Russel
Medical Adviser & Investor

WHY INVEST

Today's Modern Parents are working from home more now than ever and are in need of smarter baby care products for enhancing the time spent with their children.

Parents want to know the ingredients and materials that their baby products are made of.

Better Family Inc. is an incubator company to speed the growth of its current portfolio of 4Patented Baby Products. Their parent-focused products have been invented by parents for parents by providing simple solutions that they commonly face every day. All provide a “freehand” or provide a “helping hand” to the parent, grandparent, or caregiver.


We’re destined to change the baby care industry, butt we can’t do it without you!

In the Press



SHOW MORE

Meet Our Team



Carman Cook-Campbell

CEO-Chief Swabber

Carman Cook-Campbell, founder and CEO has 28 years of sales experience with Verizon, T-Mobile & Sprint and owned and operated several successful marketing firms. She responsible for the day-to-day activities and charged with the growth of the Swabbies.



Sharon Franklin

Secretary

Sharon Franklin, mother and grandmother past instructor with Florida State University, an early advocate for Head Start and teaching children with disabilities. Sharon is responsible for tasks including board, governance documentation, legal filings, banking, interaction with licensed attorneys,trade show attendance, and contributes 10 hours a week to the company.



Dr. Anthony Russell MD, MBA, MPH

Medical Adviser & Director

Dr. Russell, a father of two, a double-boarded pediatrician and clinical informaticist, an entrepreneur, an investor, and a healthcare physician executive. Dr. Russell is a key advisor to our team as we work to strategically advance our products, engage the market, and contributes 10 hours per week to the company.



Tara Heath

Director Marketing

Tara Heath, mother of 2. Tara has experience in investing, managing accounts and corporate sales. Mrs. Heath is responsible for research, press releases and digital marketing.



Sarah Hill

CFO

Sarah Hill is the proud mother of two incredible kids, married to Martin Hill, devoted husband, and father. She's best known for juggling daily life between working hard at home, and for her work and travel for corporate America where she's spent the last 15 years in technology and data sales. Sarah is proud to make a difference in her client's business. Sarah is a key member of the Better Family board, where she contributes 20 hours per week to the Company to ensure success and growth.



Martin Hill

Director & Board Member

Martin is an Engineer, father of 2, a devoted husband, and a successful Shark Tank entrepreneur. He owns multiple patents, and has many years of experience in running/growing businesses, including selling products in multiple large retailers, and has vast knowledge and connections on a global scale. He was successfully funded on Shark Tank Season 7, Episode #1 when pitching his invention the Beebo, where he closed a deal with both Lori Greiner and Ashton Kutcher! Martin is a key member of the Better Family board, where he contributes 20 hours per week to the Company to ensure success and growth.



JoyLynn Waganer

Director

JoyLynn is a 41 yr old mother of four with a set of twins. She is the inventor/creator of Drop it Baby Inc., and CEO of C.M. Products, partner in Baked. She lives in St. Louis with husband Brian where she has had a successful career as a licensed clinical social worker and behavior analyst. After receiving her MBA she was able to create and grow an autism program nationwide for a large insurance company. JoyLynn has always been an entrepreneur at heart, she has a passion for individuals with special needs and likes supporting others to reach their goals.



Tiffany Krumins

Director

A respected inventor successfully funded on the first episode of Shark Tank, iHeartRadio host, motivational speaker, successful entrepreneur, and mother of three, Tiffany now leads the Mom Genius team by her daily intention that business success and personal fulfillment are not mutually exclusive. Tiffany is a key member of the Better Family board, where she contributes 20 hours per week to the Company to ensure success and growth.

Offering Summary

Company :	Better Family, Inc
Corporate Address :	11150 North Williams St, #8-109, Dunnellon, FL 34432
Offering Minimum :	$9,999.99
Offering Maximum :	$1,069,998.93
Minimum Investment Amount (per investor) :	$500.00

Terms

Offering Type : Equity

Security Name : Class A Common Stock

Minimum Number of Shares Offered : 6,993

Maximum Number of Shares Offered : 748,251

Price per Share : $1.43

Pre-Money Valuation : $4,965,220.26

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Bonus

Invest within the first 72 hours and receive an additional 25% bonus shares*

Super Early Bird Bonus

Invest within the first 10 days and receive an additional 20% bonus shares*

Early Bird Bonus

Invest within the first 30 days and receive an additional 15% bonus shares*

*Investments made within the first 30 days for the "Friends and Family Bonus", "Super Early Bird Bonus" and the "Early Bird Bonus" cannot combine perks with any other bonus share offer. If an investment is made within the first 30 days, the best, and only, the bonus offer will apply.

Amount Based Perks:

$750+ 15% lifetime discount on any Better Family products ordered from company websites.

$1,000+ 20% lifetime discount on any Better Family products ordered from company websites.

$1,250+ 10% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$1,500+ 15% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$1,750+ 20% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$2,000+ 25% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$2,500+30% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$5,000+ 35% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Swabbies Tech. Inc, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.43 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $143. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

KIA ORA NEW ZEALAND!! BEEBO CONTINUES A GLOBAL TREND!!

5 days ago

BEEBO IS GOING TO New Zealand!!

Kia Ora(the Māori heart felt greeting used in New Zealand) and welcome to the Family "Not Socks"!!

We are excited to announce that the Beebo Global trend is continuing with our first order from our newest partner New Zealand's #1 ranked online gift wonderland; where you can find unique, funky, creative and thoughtful gift ideas for the special people in your life.

https://notsocks.co.nz/about-us/

PUBLIX PHARMACY WELCOMES AVA!!

15 days ago

Publix Welcomes Ava To Their Pharmacy's!

Ava will be making her appearance in Publix Pharmacy's Soon

Better Family is ecstatic to announce that Publix our Florida neighbor has just enthusiastically welcomed Ava The Elephant into their Pharmacy's.

Ava is currently being manufactured in her new outfit (new packaging design) and on her way. We are currently onboarding with Publix and taking pre-orders for her now. Her expected arrival is early Fall and she will be performing on the Publix Pharmacy Stage!

Let's hear it for Ava...Hip Hip Hooray!! Hip Hip Hooray!!!


Pharmacy
AS SEEN ON
SHARK TANK
Makes medicine time fun & easy!
Ava
the elephant
singing medicine dispenser

Notice of Funds Disbursement

15 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Better Family has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Better Family be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

HERE WE GO AND WIN AGAIN! THE JUDGES HAVE DECIDED!!

23 days ago

The Judges have decided Better Family Inc


Congratulations!
Parent & Baby
awards

Hello Carman,

I hope you are well and keeping safe.

I am getting in touch as I wanted to inform you that **LUX Life** has finalised the results of the **Parent and Baby Awards 2021**.

On behalf of LUX Life, it is my privilege to inform you that **Better Family Inc** has been presented the following:

Best Baby Feeding & Changing Products Wholesaler - Florida

This **respected award** symbolises the hard work and outstanding effort of all individuals and businesses who have helped form this demanding and dynamic industry. Our all-inclusive selection and judging process narrows down nominees in order to find the best market leaders from the past year.

https://www.lux-review.com/lux_awards/parent-baby-awards/

Notice of Material Change in Offering

26 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Better Family offering. Here's an excerpt describing the specifics of the change:

Issuer is extending campaign for 30 days and increasing the minimum investment amount

---

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

"You are advancing to the SEMI-FINALS of the Most Fundable Companies Competition" Pepperdine University 2021

27 days ago

Better Family Inc is a 2021 Semi-Finalists in Pepperdine Business University 's Most Fundable Companies Competition

Winners will be announced in October of 2021

It's Shark Week and **ONLY 4 Days Left to** be Shark with Better Family!

Watch video below to learn more about the competition:

PEPPERDINE


Most Fundable Companies (2020)
Watch later
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PEPPERDINE GRAZIADIO
BUSINESS SCHOOL
MOST
Fundable
Watch on YouTube

We are **honored** to have just received this email notification from Dr. Craig Everett PHD:

“You are advancing to the SEMI-FINALS of the Most Fundable Companies Competition”

Carman,

We are pleased to inform you that your company is **advancing** to the **semi-finalist** round o**f Pepperdine University’s Most Fundable Companies competition**. Congratulations!

Based on your Qualifier Survey responses and our own research, you are now one of a select group of approximately **100 semi-finalists chosen from over 3400 participants nationwide**. You are in a **highly elite group**. The top companies from the next round will be featured this **October in the 2021 Most Fundable Companies List,** including recognition in a national magazine, such as **Entrepreneur Magazine.**

Craig R. Everett, PhD

Executive Director, Most Fundable Companies Competition

Pepperdine University - Graziadio Business School

24255 Pacific Coast Highway

Malibu, CA 90263

Dear Carman,

On behalf of the **Pepperdine team** and as a follow up to the email you received from **Dr. Craig Everett**, I want to personally congratulate you on being selected as a semi-finalist in the **2021 Pepperdine Most Fundable Companies** competition. **This is no small honor** as thousands of companies have been evaluated both by our qualifier survey and by additional review panel assessment.

Amy Wood

Program Manager

Most Fundable Companies

Pepperdine-Graziadio Business School

https://bschool.pepperdine.edu/events/most-fundable-companies/2020/#platinum

WANT TO KNOW OUR BUSINESS MODEL??? VIDEO #6 "FROM THE DESK OF THE CEO"

29 days ago

Video #6 in the Series "From The Desk of The CEO"

Carman Cook-Campbell

Multi Branding Strategy

What is a Multi Brand Strategy:

A company has a multi-brand strategy when their portfolio of products has different brands or names. This strategy is a way of securing greater shelf space with little remaining for rival products which also allows for saturating a market by occupying all price and quality vacancies.

The multi-branding strategy refers to the company’s approach to introducing different brands or products within the same market segment under a different or same company name. For instance, Facebook owns Instagram and What Up which are both mobile applications but don’t have the name mentioned in the brand’s title. Another example is Mattel which has several brands under their umbrella Hot Wheels, Barbie and Fisher Price to name a few.

Whether we use the same parent company name for our product or don’t want to mention the parent company in the title, all of these brands should be managed properly and, moreover, separately. A multi-brand marketing strategy allows us to ensure our brands are positioned and promoted within the same market addressing separate target audiences without creating internal competition.


From The Desk Of The CEO Video #6-Multi Branding ...
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Better Family inc
Smarter Parenting Products
as seen on ABC's
SHARK TANK
Watch on YouTube

Like any other strategy, multi-branding has its own Pros and Cons:

Pros:

- Better visibility
  - When our company is introduced in several market segments and targets different audiences, people are likely to see our name more often. As a result, we increase our brand awareness and sales.
- Benefit from previously gained success
  - If our previous product is in demand and gained popularity among our target audience, our new brands and products can feed with the success we've already achieved in the same or related market segment. Newly launched products from an already existing company are likely to be more visible to customers rather than a product introduced under an unknown name.
- Additional options for customers
  - Modern clients want to have more options and choices within a single market. When introducing new brands we give our customers an opportunity to switch between our products rather than leaving us for a different company.
- Benefit from the existing customer database
  - When introducing a new product, our company can first start reaching out to existing customers from our contact database. These are our potential buyers who already have a good impression of our business and products

Cons with Solutions:

- Cannibalization
  - This is one of the major problems every company faces when addressing multi-branding. A proper differentiation strategy for each product separately should solve the issue.
- Loss of trust for the brand
  - Sometimes businesses that implement multi-branding become more focused on profits rather than clients. As a result, devoted customers might lose their trust for the company and find a better alternative with more attractive pricing. Better Family finds both to be equally important and strive to keep the profits up and provide the best customer service and competitive pricing to overcome this becoming an issue.

As you see the Pros outweigh the Cons and that we have solutions in place for those!!

How we Manage Multiple Brands to Succeed?

A marketing strategy for different brands should be created and implemented separately. By introducing a new product to the market, the marketing approach may be different for each product. Here are some steps that Better Family will follow with our multi-branding marketing.

Create Landing Pages, Sites, and Domains

New brands require a proper presentation. To launch a product using the same parent brand name, we use a separate landing page on the official site. However, when we are planning to introduce a product within an adjacent market, a new website is a must. It will allow us to attract maximum attention from potential customers specifically to the new product. Along with the new site, our product will need a separate email domain to reach out to our clients and partners.

Connect our Brands

Connecting existing and new brands allows us to leverage our current business capabilities and apply them to the new market segments. For instance, Instagram provides a possibility to connect your account with the Facebook profile, thus allowing your friends to find you in the new app. The same strategy is applied to our types of products.

Enable Marketing Automation

When managing multiple brands, we focus not to get lost in multiple campaigns, subscriptions, contacts, etc. Using marketing automation platforms such as https://choozle.com/ and https://365degreetotalmarketing.com/ help our company to streamline our marketing processes making things easier for marketing and sales teams. 365 Degree has recently introduced a multiple domain feature that offers platform users the ability to add several email domains for different brands, as well as managing campaigns and subscriptions for each brand separately.

Create Impactful Ad Campaigns

New products should be powered by strong multi-brand marketing campaigns that address different market segments and audiences. We try not to rethink previously launched campaigns but rather create new ones aligned with our new business goals.

Multi-brand marketing is an important part of our business strategy when it comes to launching different products to the same or adjacent markets. As long as we have a clear idea of what our new brand represents and what audience it targets, multi-branding will work to enhance our company's overall marketing objective and strategy.

Better Family Inc is not only a Multi Branded focused company we are an incubator for unique patented children and baby care products that Make Parenting Easier.

Please watch for our upcoming updates as we have more big and exciting announcements as we continue to grow!

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Better Family has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Better Family be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

WORTH $88 Billion Dollars!! Don't Miss Out on This Booming Market!!

about 1 month ago

Global Baby Care Products Market Value Worldwide 2020-2026

The Baby Care Market Is Booming: Our growing line of industry defining high quality baby products is disrupting the 70 Billion Dollar Baby care market that is expected to grow to

88 Billion!!!



Baby care products market size worldwide from 2020 to 2026 (in billion U.S. dollars)
Revenue in US dollars
100
75
50
25
0
67.35
70.52
73.83
77.30
80.93
84.74
88.72
2020
2021
2022
2023
2024
2025
2026

"The baby care products market is projected to be worth approximately 88.72 billion U.S. dollars worldwide in 2026. This is a substantial increase from 67.35 billion U.S. dollars, the estimated value of the market in 2020. The baby care market is composed of different sectors and products, such as toys, feeding accessories, wipes, disposable diapers, body care products and soothers"

Published by Emma Bedford, Mar 19, 2021 Statista 2021

https://www.statista.com/statistics/258435/revenue-of-the-baby-care-products-market-worldwide/

SWABBIES GROWS TO WALMART

about 1 month ago

Here We Grow Again!!



Swabbies
Supreme Diaper Cream
2

Walmart Buyer Places 1st Order For Swabbies!!

Swabbies joins the Beebo at Walmart. Better Family is excited to announce that we have received and shipped out 6 Purchase Orders from Walmart for Swabbies.

Walmart
Save money. Live better.

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Keland J. 1 INVESTMENT a month ago Pinned by Company
875 shares!! I'm with you guys for the long run #BetterFamily
0 View 2 replies

Antonio B. SE OWNER 13 INVESTMENTS 3 months ago Pinned by Company
i like what im reading and seeing
0 View 1 reply

Joseph R. 14 INVESTMENTS 5 hours ago
How are we doing on orders and production
0

Lawrence N. 6 INVESTMENTS 21 days ago
I was told by jordan capra that there is a bug in the system that isn't letting me reconfirm now what are you going to do about it instead of canceling me out
0 View 1 reply

W Kim C. SE OWNER 76 INVESTMENTS 23 days ago
Hi Carman, I appreciate you extending the campaign another 30 days to hopefully get the total up to the $1.07M max. What I don't understand is why you would raise the entry bar over threefold by increasing the minimum investment from $147.29 up to $500.00! It seems to me that $250 to $300 - even $350 - would have been more reasonable. But this move seems likely to exclude a good number of potential investors, rather than making your offer more inclusive and inviting. I have somewhat successfully encouraged other startups that have set the bar too high from the get-go ($500 and up), to consider lowering the minimum in order to attract more small investors.
I'm trying to wrap my head around the rationale for this significant change. Please help me understand. Thanks so much. Blessings
1 View 1 reply

Jenelle W. 14 INVESTMENTS a month ago
The minimum investment amount changed and now I cannot confirm my investment/shares. What steps can I take to confirm my investment?
0 View 6 replies

Gary M. 2 INVESTMENTS a month ago
Why are you extending the campaign for another 30 days? Not enough takers on the initial offering?
0 View 2 replies

Gloria F. a month ago
Hi Carmen,
Has being able to invest in Better Families opened up to Canadians for investing now?
Thanks,
0 View 1 reply

Andy V. 3 INVESTMENTS 2 months ago
Hello Better Family.

I was just wondering If we get a notice about (Notice of Funds Disbursement) yet?. Thank you for your time and consideration.
0 View 1 reply

Reinier C. 1 INVESTMENT 2 months ago
Hello Better Family,

Do you have an email address to communicate privately?

Thank you.
0 View 3 replies

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

New Video

Carman:

After a year like 2020, parenting will never be the same - and now you can own a piece of the company that modern parents are turning to.

Carman:

Better Family Inc is a growing family of patented, industry-leading baby care products that are making parenting easier.

Martin:

We've already brought together 4 successful baby products: the Beebo, Swabbies, Drop It Baby, and Ava the Elephant, and with over 1,500 investors already on board, we're on the path to building the next giant babycare business.

Tiffany:

All 4 of us are parents and inventors who created these products because we know what busy parents need.

Joylynn:

By joining forces to create Better Family Inc, we've combined our expertise, resources, and networks to get our products into the hands of every parent and grandparent all over the world.

Carman:

The baby market is booming. It's currently valued at $70.52B and expected to grow by 6.2% CAGR to $88B by 2027.

Martin:

And with more parents working from home than ever, parents are on the lookout for ways to make their lives easier.

Carman:

At the same time, they're shying away from big global brands and seeking out higher-quality products with fewer chemicals, like ours.

Martin:

Who are we? I created the Beebo, a free hand bottle holder designed to enhance feeding time for you, your baby and your family. We're a fully-patented product and Shark Tank success story.

Carman:

I created Swabbies, a one-of-its-kind, all-natural, diaper cream dispenser that's organic, clean, disposable, and amazing.

Tiffany:

I created Ava the Elephant, the first EVER product invested in on Shark Tank, and its first success story! It is a SINGING child-friendly medicine dispenser that's helped millions of kids take their medicine.

Joylynn:

And I created Drop It Baby, a suction cup ring chain that attaches to toys, bottles, and more, and finally keeps kids stuff from falling onto dirty floors.

Tiffany:

Our products are sold around the country in Walmart, Buy Buy Baby, CVS, Amazon, and more. By combining the networks of our 4 successful founders, we have built-in relationships with major retailers for cross-selling products and reaching new consumers.

Martin:

All of our products are trademarked and patented, and we're proud of the markup multiples we've been able to maintain for each of them.

Carman

With your investment, we'll increase inventory and marketing efforts, and grow our distribution networks even more to get our products in front of parents, grandparents and caregivers everywhere, including internationally.

We also plan to continue acquiring new and innovative baby care products that we can plug directly into our system to rapidly increase sales. And we have plans to grow beyond the babycare market, into products that make ALL lives easier.

All:

We're Better Family.

Carman:

And now, you can be part of Better Family's quest to make parenting easier for all. We hope to see you on our rapidly growing list of shareholders.

<u>Former Video</u>

Carman- Hi my name is Carman Cook Campbell the inventor and founder of "Swabbies".

Martin- Hello my name is Martin the inventor and founder of the "Beebo".

Carman- As a mom I hated trying to deal with diaper cream. It was so messy and just got everywhere! So, I designed Swabbies for the "parent on the go."

Swabbies is an organic diaper cream that comes prefilled in a disposable applicator. The applicator is unique and patented, and makes it easy for busy moms with scorny babies to securely hold your baby with one hand while you apply the cream with the other. Swabbies is currently sold online at Swabbiescream.com, Amazon, Macy's.com, and available in all Buy Buy Baby stores.

Martin- As an engineer and father, I created the Beebo. It's a baby bottle holder which gives you a free hand to read to your baby, more easily enjoy family meals together, or snuggle your baby with both hands during feeding. The Beebo can be used by moms, dads, grandparents, or virtually any family member.

Since our launch, the product has gained amazing traction, and was even successfully funded on Shark Tank by Ashton Kutcher and Lori Greiner!

The Beebo is sold chainwide in Buybuy Baby, on our website, the beebo.com, on Amazon, and in hundreds of Walmart stores nationwide.

Carman:

Martin and I met through mutual connections and began talking about the similarities and shared consumer base of our products. We decided we had a lot of synergy and a lot to offer each other.

I'm so happy to say we recently merged the two companies to become one incredible business, called Better Family. We're now pooling our resources and contacts, including Martin's Shark Tank network and relationships with major retailers so we can cross-sell each product to our existing customer base and have more to offer new customers.

Martin – In terms of our combined addressable market, we have two consumer groups that both products appeal to. The Beebo has been historically purchased by new moms and dads, but it's also been purchased by grandparents who love it for the extra support it gives when they're feeding their grandchild.

This is a picture sent to us recently with a really awesome comment from one of our customers.

Carman: And Swabbies is currently purchased for babies by moms, dads, and grandparents. However, the adult care market is untapped for Swabbies. Home health care workers and nursing homes need Swabbies for their elderly patients and this represents a diaper cream market of a total of $1.4 Billion. We're so super excited to begin to sell into that market.

Martin – With our Better Family team in place, we are now not only in an excellent position to market the Beebo and Swabbies to our existing and new customers, but we're better positioned to market both products internationally and expand our global market presence.

Carman – Yes, Martin and I want to use funds from this campaign to drive advertising and marketing campaigns on Amazon and through social media to fulfill our various sales targets.

We'll target new consumers, new markets and new geographies as well as cross-sell into existing ones. We've seen direct return on investment both in-store and online with these campaigns and I'm really excited to have our team keep that momentum going for Beebo and Swabbies.

Martin – We appreciate your support and we are so excited about the future growth of our sales and our company.

Carman- So Check out our perks and details below on our campaign and we hope to see you on our growing list of shareholders.

Graphic: Better Family Inc. Making parenting Easier, the Beebo, a better way to bottle feed, swabbies supreme diaper cream.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SWABBIES TECH, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF JULY, A.D. 2019, AT 3:16 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

7517735 8100
SR# 20195996702

Authentication: 203233483
Date: 07-17-19

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:16 PM 07/16/2019
FILED 03:16 PM 07/16/2019
SR 20195996702 - File Number 7517735

CERTIFICATE OF INCORPORATION OF SWABBIES TECH, INC.

(Pursuant to the General Corporation Law of the State of Delaware)

I, the undersigned, for the purpose of creating and organizing a corporation under the provisions of and subject to the requirements of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DO HEREBY CERTIFY:

FIRST: The name of this corporation is SWABBIES TECH, INC. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Road, Suite 201, in the City of Dover, County of Kent, zip code 19904. The name of its registered agent at such address is Cogency Global Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 5,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**").

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys" fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an

employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the Bylaws of the Corporation, or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of any director of the Corporation (a "**Covered Person**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to anyprovision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: The name and mailing address of the incorporator are Carman Cook-Campbell, 11150 North Williams Street, No. 8-109, Dunnellon, FL 34432. The following persons are hereby appointed as the initial directors of the Corporation, effective immediately, until the first annual meeting of the stockholders or until their successors have been duly elected and qualified: (1) Carman Cook-Campbell, (2) Paula D'Onofrio, (3) Sharon Franklin, and (4) Tara Heath. The mailing address of each of the initial directors of the Corporation is 11150 North Williams Street, No. 8-109, Dunnellon, FL 34432. The undersigned incorporator hereby resigns in her capacity as incorporator, effective immediately upon the filing of this Certificate of Incorporation with the Delaware Secretary of State.

INCORPORATOR:

By: ______________________

Carman Cook-Campbell

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:01 PM 12/18/2019
FILED 03:01 PM 12/18/2019
SR 20198728218 - File Number 7517735

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That the Board of Directors of Swabbies Tech, Inc., duly adopted resolutions setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "ARTICLE FOURTH" so that, as amended, said Article shall be and read as follows:

> **FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 20,100,000 shares of Common Stock, $0.0001 par value per share, of which 20,000,000 shares shall be designated "Class A Common Stock" which such Class A Common Stock shall be vested with 1 vote per share, and 100,000 shares shall be designated "Class B Common Stock" and which such Class B Common Stock shall be vested with 100 votes per share.**

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 19th day of November, 2019.

By: [signature]
Title: President
Name: Carman Cook-Campbell